EXHIBIT A

TO AMENDMENT NO. 1

SCHEDULE 13 D FOR EXACTUS, INC.

Harvey Kesner is the original founder of the Issuer and a significant investor/shareholder. He intends to participate in making recommendations for appointment of officers and/or directors and a broad range of operational and strategic matters.

Since late 2020, Mr. Kesner and the Issuer have had and expect to continue to have discussions regarding maximizing shareholder value and business opportunities. He intends to engage in discussions concerning new business ventures, including businesses different than that historically pursued by the Issuer, and may consider, explore and/or develop plans and/or make proposals with respect to potential changes in the Issuer's operations, management, organizational documents, board of directors, oversight, ownership, capital or corporate structure, strategy, and plans.

Mr. Kesner has had and expects to continue to have a role in communicating with other shareholders and third parties, including negotiating potential acquisitions and settlement of claims. He may undertake to propose various plans and actions, including transactions that could involve settlement of claims for securities for which he may act as intermediary.

During January 2021, Mr. Kesner negotiated termination of agreements with Ceed2Med, LLC and resolution of litigation, which was authorized by the Board of Directors, the Issuer’s offers to voluntarily exchange the Issuer’s Series A, B-1, B-2, D and E Preferred Stock for the Issuer’s Common Stock and the authorization of the Board of Directors to undertake a 40:1 to 50:1 reverse split of Common Stock. Mr. Kesner has solicited proposals to enter into discussions for acquisition of one or more companies engaged in the electric vehicle (EV) industry which are ongoing and to expand the Issuer’s CBD business into contract manufacturing services. Mr Kesner has also engaged in negotiations to restructure the Issuer’s debt and for new capital.

Mr. Kesner intends to review his investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment and financing opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, he may endeavor (i) to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock of the Issuer on the open market or in private transactions. In addition, Mr. Kesner may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Mr. Kesner (and the Reporting Persons) acquired the Common Stock as well as various series of Preferred Stock since 2007 for investment purposes in the ordinary course of business, directly from the Issuer and through purchases from third parties in privately negotiated transactions, consulting agreements and awards under the Issuer’s incentive plans. The Reporting Person acquired the Common Stock because it represents an attractive investment opportunity.